UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒                Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐                 No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐                 No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Private Placement of US$400 million of 6.125% Senior Secured Notes due 2022.

Entry into Purchase Agreement

On July 27, 2017, Atento Luxco 1 S.A. (“Atento Luxco 1” or the “Issuer”), a wholly-owned subsidiary of Atento S.A. (the “Registrant” or “Atento”), entered into a Purchase Agreement (the “Purchase Agreement”), with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several initial purchasers named therein, for the issuance and sale by the Issuer of US$400 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Notes”) in a private placement transaction (the “Private Placement”). The Notes will be guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries (the “Guarantors”), and the Notes and the guarantees will be secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer and each of the Guarantors within 120 days following the issuance of the Notes. Atento S.A. and Atalaya Luxco Midco S.à r.l. will guarantee the Notes but will not be considered guarantors for any purposes under the indenture that will govern the Notes and therefore will not be subject to the covenants in the indenture otherwise applicable to guarantors. The Notes were priced at 100% of their principal amount and will mature on August 10, 2022.

The offering is expected to close on August 10, 2017, subject to customary closing conditions. The Issuer intends to use the net proceeds from the offering of the Notes, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil.

The description of the Purchase Agreement is qualified in its entirety by the terms of such agreement, which is incorporated herein by reference and attached to this report as Exhibit 1.1.

Press Release

On July 28, 2017, the Atento issued a press release announcing the pricing of the Private Placement, the text of which is set forth as Exhibit 99.1.

Exhibits.

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A. (Registrant)

By:	/s/ Mauricio Montilha
Name: Mauricio Montilha Title: Chief Financial Officer

Date: August 1, 2017

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.1

Purchase Agreement, dated as of July 27, 2017, among Atento Luxco 1 S.A., the guarantors party thereto and Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several other initial purchasers named therein.

Exhibit 99.1	Press Release, dated July 28, 2017.